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MAR 1 1 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nicol Investors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1 Executive Park
(No. and Street)

Granite City	IL	62040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Campbell 646-688-4444 ext 311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCoy & Associates
(Name – *if individual, state last, first, middle name*)

16 Emerald Terrace	Swansea	IL	62226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin G. Nicol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicol Investors Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
W CHRISTOPHER ZIEBOLD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/16/19

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION

CONTENTS

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

Report of Independent Registered Public Accounting Firm

To the shareholders and board of directors of Nicol Investors Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (the Company) as of December 31, 2018 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III we evaluated whether the information in Schedules I, II, and III, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

McCoy & Associates, LLC
Swansea, Illinois
February 27, 2019

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

ASSETS		
Cash and cash equivalents	$	114,168
Commissions receivable		80,479
Prepaid expenses and other assets		18,961
Property and equipment, net of accumulated depreciation of $29,308		2,370
TOTAL ASSETS	$	215,978

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Dues collected in advance	$	30,000
Commissions payable		65,335
Other payable & accrued expenses		6,835
TOTAL LIABILITIES		102,170
Stockholder's Equity		
Common stock: $.25 par value; authorized 400,000 shares: 168,952 shares issued and outstanding		42,238
Additional paid-in capital		206,162
Accumulated deficit		(134,592)
Total Stockholder's Equity		113,808
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	215,978

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF OPERATIONS
DECEMBER 31, 2018

REVENUES	
Commissions	$ 1,331,927
Other revenue	29,330
TOTAL REVENUES	1,361,257
EXPENSES	
Commission & other compensation expense	1,176,968
General and administrative	26,089
Professional fees	41,755
Occupancy & equipment	26,902
Communications & IT expense	28,388
Regulatory expenses	21,051
TOTAL EXPENSES	1,321,153
Net Income	$ 40,104

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE AT JANUARY 1, 2018	168,952	$42,238	$206,162	($174,696)	$73,704
Net income (loss)				40,104	40,104
BALANCE AT DECEMBER 31, 2018	168,952	$42,238	$206,162	($134,592)	$113,808

The accompanying notes are an integral part of these financial statements.

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net profit or loss	**$**	**40,104**
Adjustments to reconcile net profit or loss to net cash used in operating activities:		
Depreciation and amortization		1,987
Changes in operating assets and liabilities:		
Commissions receivable		3,152
Prepaid & other assets		(150)
Commissions payable		(2,864)
Accured expenses		(432)
Dues collected in advance		(866)
NET CASH PROVIDE BY OPERATING ACTIVITIES		40,931
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(2,422)
NET CASH USED IN INVESTING ACTIVITIES		(2,422)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		**75,659**
CASH AND CASH EQUIVALENTS, END OF YEAR	**$**	**114,168**
<u>SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY:</u>		
Income taxes paid		0
Interest paid		0

The accompanying notes are an integral part of these financial statements.

Note A - ORGANIZATION AND NATURE OF BUSINESS

Nicol Investors Corporation (the "Company") is a broker-dealer registers with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States. The Company is a wholly-owned subsidiary of Nicol Enterprises, Inc. ("the Holding Company").

The Company offers mutual funds and variable annuity contracts on an application-way basis to retail clients. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forward all funds and securities received and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-1 under the Securities Exchange Act of 1934.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

In May 2014, the FASB issued an accounting standards update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicated an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The Company adopted the provisions of ASC 606 effective January 1, 2018, utilizing the modified retrospective transition method for all contracts with customers, which included applying the provisions of ASC 606 beginning January 1, 2018, to all contracts not completed as of that date. There was no cumulative effect adjustment to member's capital upon initially applying ASC 606 for periods prior to January 1, 2018.

For each revenue contract type, the Company conducted a formal contract review process to evaluate the impact of ASC 606. As a result of the adoption of ASC 606, there are no changes to the timing of the Company's revenue recognition or differences in the presentation in the financial statements from those under the previous revenue standard.

Revenue from contract with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Brokerage commissions

The Company buys and sells securities on behalf of customers, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, overtime, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such believes its performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty is resolved, For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business

Securities Transactions and Commissions

Securities transactions and commission revenues and related expenses are recorded on a settlement date basis. At December 31, 2018, management considers all commissions receivable as collectible, therefore, an allowance for uncollectable amounts is not necessary.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, using the accelerated methods over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2018 was $1,987.

Expenditure for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting are included in the statement of operations.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Dues Collected in Advance

Dues collected in advance represent monies collected upfront by the company during the current year from their registered associates for various dues and licensing fees related to 2018. The Company charges a small administrative fee which is recorded as other income when earned.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholder is liable for federal income taxes on taxable income.

The Company has addressed the provisions of ASC 740-10, Accounting for Income Taxes. In that regard, the Company has evaluated its tax positions, and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through February 29, 2019 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2018.

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6 2/3/% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1.

A December 31, 2018, the Company had Net Capital of $77,333 which was $70,522 in excess of its required Net Capital of $6,811. The Company's ratio of aggregate indebtedness to net Capital was 1.32 to 1.The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -Continued

Note D – Related Parties

The Company had the following related party transactions during 2018. Related parties include stockholders who own greater that 5% of the Holding Company's common stock:

Commission expense	$561,703
Occupancy expense	$20,400
Salaries and professional fees	$ 2,600

Commissions payable to related parties at December 31, 2018 is $38,671 and has been included in the accompanying statement of financial condition.

Note E – SIPC Annual Assessment

The Company is a member of the Securities and Investors Protection Corporation and has remitted all required assessments.

Supplemental Schedules

NICOL INVESTORS CORPORATION
Computation of Net Capital
December 31, 2018

NET CAPITAL	
Total Stockholders's Equity	$ 113,808
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	
Prepaid expense and other	18,961
Commissions receivable, net	15,144
Property, furniture & equipment	2,370
NET CAPITAL	77,333
Less: Minimum net capital requirements at 6 2/3% of aggregate indebtedness ($100,000 if higher)	6,810
EXCESS NET CAPITAL	$ 70,523
AGGREGATE INDEBTEDNESS	$ 102,170
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.32 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Nicol Investors Corporation and included in the Company's (Amended) unaudited Part IIA FOCUS report filing as of December 31, 2018 dated February 27, 2019.

NICOL INVESTORS CORPORATION

Computation for determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3 Under the
Securities and Exchange Act of 1934
December 31, 2018
(See Independent Auditor's Report)

The Company operates on a fully-disclosed basis under an agreement with a nonaffiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-1 pursuant to Paragraph (k) (2)(ii) and therefore no "Computation for Determinations of Reserve Requirements" under the rule has been provided.

NICOL INVESTORS CORPORATION

Information for Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3 Under the
Securities and Exchange Act of 1934
December 31, 2018
(See Independent Auditor's Report)

The Company operates on a "fully-disclosed basis" under an agreement with a nonaffiliated clearing broker, Accordingly, the Company claims exemption to SEC Rule 15c3-1 pursuant to Paragraph (k)(2)(i) and therefore no "Information for Possession or Control Requirements" under that rule has been provided

Nicol Investors Corporation

Investors Accountant's Review Report
On Management's Assertion Pursuant to
Exemption
From 17C.F.R. 15C3-1 (k)

December 31, 2018

McCoy & Associates, LLC
Certified Public Accountants and Consultants
16 Emerald Terrace
Swansea, IL 62226
Telephone (618) 257-1200
Fax (618) 257-1202

Report of Independent Registered Public Accounting Firm

Board of Directors
Nicol Investors Corporation
Granite City, Illinois

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 - Customer Protection Rule, in which (1) Nicol Investors Corporation identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which Nicol Investors Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (2)(i) (the "exemption provisions") and (2) Nicol Investors Corporation stated that Nicol Investors Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Nicol Investors Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nicol Investors Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3(k)(2)(i) under the Securities Exchange Act of 1934.

McCoy & Associates, LLC

McCoy & Associates, LLC
Swansea, Illinois
February 27, 2019

Exemption Report
SEC Rule 17a-5(d) (1) and (4)

February 27, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5 (d) (1) and (4):

- Nicol Investors Corporation is a broker-dealer registered with Securities and Exchange Commission ("SEC") and FINRA
- Nicol Investors Corporation claimed an exemption under paragraph 240.15c3-3 (k)(2)(i) of Rule 15c3-3 for the period of January 1 2018 through December 31, 2018.
- Nicol Investors Corporation has met the identified exemption provisions in paragraph 240.15c3-1 (k)(2)(i) of Rule 15c3-1 throughout the period January 1, 2018 through December 31, 2018, without exception.

I, Kevin G Nicol, swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Kevin G. Nicol, President & CEO